SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2007

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒        No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   .

Attached is the Company’s Press Release dated December 6, 2007, entitled “ViryaNet Announces Its Listing on Over-the-Counter Bulletin Board”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

Date:	December 6, 2007

By:	/s/ ALBERT A. GABRIELLI
Name:	Albert A. Gabrielli
Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press release issued by the Company on December 6, 2007, entitled “ViryaNet Announces Its Listing on Over-the-Counter Bulletin Board.”

Exhibit 99.1

For information, contact:

Jack McAvoy

VP, Corporate Communications ViryaNet

(508) 490-8600

VIRYANET ANNOUNCES ITS LISTING ON OVER-THE-COUNTER

BULLETIN BOARD

Shares will trade under VRYAF.OB symbol.

Southborough, MA — December 6, 2007 — ViryaNet (OTC BB: VRYAF.OB), a leading provider of solutions that automate business processes for mobile workforce management and field service delivery, today announced that the Financial Industry Regulatory Authority (FINRA) has cleared Empire Financial Group’s request to submit priced quotations of ViryaNet’s Ordinary Shares on the Over-the-Counter Bulletin Board (OTCBB) effective December 3, 2007. As a result, the Company’s Ordinary Shares trade on the OTCBB under the ticker symbol “VRYAF.OB”.

About ViryaNet

ViryaNet provides packaged industry solutions that intelligently guide, automate, and optimize both simple and complex field service work, resulting in operational excellence. ViryaNet’s solutions specialize in the functions of scheduling and dispatching resources and enabling mobile field communication. Embedding industry best practices and utilizing a powerful workflow engine, web architecture, and visibility suite, the ViryaNet solutions allow companies to outperform their competition, better the customer experience, improve financial performance, and address regulatory compliance. ViryaNet possesses a 20-year history in the field service space, a vast number of customers across a variety of industries, and strong partnerships with leading platform and system integration companies. Headquartered in Southborough, MA, ViryaNet enjoys a worldwide presence with offices and customers located in North America, Europe, and the Pacific Rim. For more information, visit www.viryanet.com.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s Form 20-F, dated August 29, 2007, and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.